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                                                                      EXHIBIT 20

                               MEMRY CORPORATION
                                   ANNOUNCES
                                SUPPLY AGREEMENT
                                      WITH
                           U.S. SURGICAL CORPORATION



     April 16, 1997 - Memry Corporation (MRMY - OTC Bulletin Board) of Brookfield, Connecticut today announced receipt of a two (2) year exclusive blanket purchase order from United States Surgical Corporation (NYSE: USS) for the supply of medical instrument assemblies, commencing April 1, 1997. The estimated value of such shipments is expected to exceed $7 million over the period. The sub-assembly covered by the announced agreement was acquired by Memry in 1996 as part of the acquisition of Raychem Corporation's shape memory alloy materials and components business.

     According to Memry's Chairman, Mr. James G. Binch, "this commitment reinforces our two companies' mutual effort to develop and commercialize cost effective instruments utilizing shape memory and superelastic material. Memry has a number of additional projects in earlier stages of development with major medical product firms (including U.S. Surgical), which are rapidly contributing to Memry becoming an important supplier to this industry." For further information, please contact Investor Relations at Memry Corporation (203-740-7311, ext. 144).


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Memry Corporation, headquartered in Brookfield, Connecticut is engaged in the design, development and manufacture of various industrial, consumer and medical materials and components utilizing share memory alloys, including such products as laproscopic surgical assemblies, medical stents materials, cellular telephone antenna components, anti-scald and other high performance valves, and an extensive supply of nickel titanium strip, wire and tubing through its Menlo Park, California facility. Through its wholly-owned subsidiary, Wright Machine Corporation in Worcester, Massachusetts, Memry also provides custom machining for industrial manufacturers of metal components utilizing screw machines and various other precision machining equipment.



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